Exhibit 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2011

Quarterly Report to Shareholders

TransCanada Reports 30 Per Cent Increase in First Quarter
Comparable Earnings to $425 Million, or $0.61 Per Share

CALGARY, Alberta – April 29, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for first quarter 2011 of $425 million or $0.61 per share. Net income attributable to common shares was $415 million or $0.59 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.42 per common share for the quarter ending June 30, 2011, equivalent to $1.68 per share on an annualized basis.

“Over the last year approximately $9 billion of new assets have commenced commercial operations and more recently our existing low-cost, base-load power assets have benefitted from higher power prices. Together, this contributed to a 30 per cent increase in comparable earnings for first quarter 2011 when compared to the same period last year,” said Russ Girling, TransCanada’s president and chief executive officer. “TransCanada’s strong first quarter financial results highlight our ability to generate significant earnings and cash flow from our growing portfolio of high-quality energy infrastructure assets.”

Girling added that TransCanada will continue to expand its portfolio of natural gas and crude oil pipelines, power generation plants and natural gas storage facilities in the future by advancing a number of projects. They include the Keystone U.S. Gulf Coast Expansion, the Guadalajara Pipeline project in Mexico, additional extensions and expansions of the Alberta System, the Bruce Power restart program in Ontario, the Coolidge Generating Station in Arizona and the Cartier Wind power project in Québec. Each is expected to generate long-term, sustainable earnings and cash flow as they are placed in service.

First Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
▪	Comparable earnings of $425 million, an increase of 30 per cent

▪	Comparable earnings per share of $0.61, an increase of 27 per cent
▪	Comparable EBITDA of $1.225 billion, an increase of 22 per cent
▪	Funds generated from operations of $919 million, an increase of 27 per cent
▪	Net income attributable to common shares of $415 million or $0.59 per share
▪	Common share dividend of $0.42 per share for the quarter ending June 30, 2011; Dividend Reinvestment and Share Purchase Plan share issuance from treasury to be ceased
▪	Keystone Cushing Extension commenced commercial operations; nominal capacity increased to 591,000 barrels per day (Bbl/d)
▪	In April 2011, announced agreements to sell a 25 per cent interest in each of Gas Transmission Northwest LLC and Bison Pipeline LLC to TC PipeLines, LP for US$605 million.

Comparable earnings for first quarter 2011 were $425 million ($0.61 per share) compared to $328 million ($0.48 per share) in the same period in 2010.  The increase was primarily due to incremental earnings from recently commissioned assets including Keystone, Halton Hills, Bison, Groundbirch and the second phase of Kibby Wind.  Also contributing to the year over year increase in earnings were higher power prices realized in Alberta, higher earnings from the Alberta System and lower Natural Gas Pipelines business development costs.  Partially offsetting these increases were higher interest costs and a lower contribution from Natural Gas Storage.

TransCanada’s $20 billion capital program is approximately half complete and is expected to generate long-term growth in earnings, cash flows and dividends as projects commence operations.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
The Keystone Pipeline System continued to safely deliver a secure, stable supply of crude oil to the U.S Midwest. In February, the Keystone Cushing Extension commenced commercial operations. It increased the system’s nominal capacity to 591,000 Bbl/d with contracted volumes of 530,000 Bbl/d.

TransCanada’s Keystone U.S. Gulf Coast Expansion is now entering the final stages of regulatory review. On April 15, 2011, the U.S. Department of State (DOS), the lead agency for U.S. federal regulatory approvals, issued a Supplemental Draft Environmental Impact Statement (SDEIS) in response to comments received on the Draft Environmental Impact Statement (DEIS) issued in April 2010 and to address new and additional information received. The SDEIS provides additional information on key environmental issues, but does not change the conclusion reached in the DEIS that the project would enhance U.S. energy security, benefit the U.S. economy and would have a limited environmental impact.

The DOS has invited interested parties to comment on the SDEIS during a 45-day period which concludes June 6, 2011. Following receipt of comments on the SDEIS and subsequent publication of a Final Environmental Impact Statement, the DOS will consult with other U.S. federal agencies during a 90-day period to determine if granting approval for the U.S. Gulf Coast Expansion is in the national interest. The DOS has indicated it will make a final decision regarding the Presidential Permit prior to the end of 2011.

The Keystone U.S. Gulf Coast Expansion will play an important role in linking a secure and growing supply of western Canadian and U.S. Williston Basin crude oil with the largest refining markets in the U.S.

Natural Gas Pipelines:

•
Construction of the Horn River pipeline project started in March 2011. The $310 million project is scheduled to be operational in second quarter 2012 with commitments for contracted natural gas volumes rising to 634 million cubic feet per day (mmcf/d) by 2014.

The Company has also executed an agreement securing contractual support for a new project to connect 100 mmcf/d of new natural gas supply in northeastern B.C. by 2014 with volumes expected to increase to 300 mmcf/d by 2020. This project is expected to extend the Horn River pipeline by approximately 100 kilometres (km) (62 miles) and to have an estimated capital cost of $265 million.

In addition to the Horn River pipeline project, TransCanada continues to advance further pipeline development in B.C. and Alberta to transport new natural gas supplies. The Company has filed several applications with the National Energy Board (NEB) requesting approval of further expansions of the Alberta System to accommodate requests for additional natural gas transmission service throughout the northwest portion of the Western Canadian Sedimentary Basin. The total aggregate capital cost of these expansion projects is estimated to be $475 million.

•
On February 24, 2011 the NEB approved TransCanada’s revised 2011 interim toll application for the Canadian Mainline effective March 1, 2011. The revised interim tolls are consistent with the existing 2007-2011 settlement with two adjustments that resulted in a lower revenue requirement and therefore lower interim tolls.

TransCanada is preparing an application to the NEB for approval of final rates for 2011, which is expected to be filed today. The Company has continued discussions with shippers and other stakeholders to develop a tolling arrangement for the next several years to enhance the competitiveness of the Canadian Mainline and the Western Canadian Sedimentary Basin. Unfortunately, discussions have not resulted in such an arrangement and it appears that TransCanada will be filing a comprehensive application with the NEB later in 2011 to address tolls for 2012 and beyond.

Also in respect to the Canadian Mainline, a successful open season closed in January 2011 and resulted in executed precedent agreements to transport 230,000 gigajoules per day (GJ/d) of Marcellus shale gas to eastern markets. TransCanada has commenced another open season to respond to market interest in transporting additional Marcellus shale volumes on the Canadian Mainline. That open season closed on April 15, 2011 and is expected to result in the transportation of an additional 150,000 GJ/d to markets east of the Parkway delivery point near Hamilton, Ontario beginning November 1, 2013. Executed precedent agreements from these open seasons are expected to be used to support a facilities application that the Company plans to file with the NEB in third quarter 2011.

•
Construction of the 305 km (190 mile) Guadalajara Pipeline was 90 per cent complete as of mid-April 2011. The US $360 million project is expected to commence commercial operations late in the second quarter of 2011. In addition, TransCanada and the Comision Federal de Electricidad recently executed a contract to add a compressor station to the pipeline. This approximate US $60 million project is expected to be in service in early 2013.

•
The Alaska Pipeline Project team continues to work with shippers to resolve conditional bids received as part of the project's open season and is working toward the Federal Energy Regulatory Commission application deadline of October 2012.

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In March 2011, the Mackenzie Gas Project received a Certificate of Public Convenience and Necessity from the NEB, marking the end of the federal regulatory process. The project proponents continue to seek the Canadian government’s support of an acceptable fiscal framework which would allow the project to progress. TransCanada remains committed to advancing the project.

•
On April 26, 2011, the Company announced it entered into agreements to sell a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC to TC PipeLines, LP for an aggregate purchase price of US$605 million, which includes US$81 million or 25 per cent of GTN’s debt. The sale is expected to close in May 2011 and is subject to certain closing conditions.

•
At the end of April, TC PipeLines, LP announced an underwritten public offering of 6,300,000 common units at US$47.58 per common unit. Gross proceeds of approximately US$300 million from this offering will be used to partially fund the acquisition. The underwriters were also granted a 30-day option to purchase an additional 945,000 common units at the same price. The offering is expected to close on May 3, 2011.

•
As part of this offering, TransCanada will make a capital contribution of US$6 million to maintain its two per cent general partnership interest in TC PipeLines, LP. Assuming the underwriters exercise their option to purchase additional units, TransCanada's ownership in TC PipeLines, LP is expected to be approximately 33.3 per cent.

Energy:

•
Construction of the 575 megawatt (MW) Coolidge Generating Station is complete. The US$500 million generating station is expected to enter commercial operation May 1, 2011. All of the power produced by the facility will be sold under a 20-year power purchase arrangement with the Salt River Project, a local Arizona utility.

•
Construction continues on the five-stage, 590 MW Cartier Wind project in Québec. The 58 MW Montagne-Sèche project and phase one of the Gros-Morne wind farm with 101 MW are expected to be operational in December 2011.  The 111 MW Gros-Morne phase two is expected to be operational in December 2012. These are the fourth and fifth Québec-based wind farms of Cartier Wind, which are 62 per cent owned by TransCanada. All of the power produced by Cartier Wind is sold under a 20-year power purchase arrangement to Hydro-Québec.

•
Refurbishment work on Bruce A Units 1 and 2 continues with the connection of the refurbished Unit 2 reactor to plant systems. Plant commissioning is underway on Unit 2 and will accelerate in second quarter 2011 when construction activities are essentially complete. Fuel Channel Assembly (FCA) is underway on Unit 1, with completion expected in second quarter 2011. The installation of these FCAs is the final stage of Atomic Energy of Canada Limited's work on the reactors.

Subject to regulatory approval, Bruce Power expects to load fuel into Unit 2 in second quarter 2011 and achieve a first synchronization of the generator to the electrical grid by the end of 2011, with commercial operation expected to occur in first quarter 2012. Bruce Power expects to load fuel into Unit 1 in third quarter 2011, with a first synchronization of the generator during first quarter 2012 and commercial operation expected to occur during third quarter 2012. TransCanada's share of the total capital cost is expected to be approximately $2.4 billion, of which $2.1 billion had been incurred at March 31, 2011.

•
In December 2010, Sundance A Units 1 and 2 were withdrawn from service for testing and were subject to a force majeure claim by TransAlta Corporation (TransAlta) in January 2011. In February 2011, TransAlta notified TransCanada that it had determined it was uneconomic to replace or repair the Sundance 1 and 2 generating units and that the Sundance A PPA should therefore be terminated.

TransCanada does not agree with TransAlta’s determination on either the force majeure claim or the destruction claim and has disputed both matters under the binding dispute resolution process provided in the PPA. As the limited information TransCanada has received to date does not support these claims, TransCanada continues to record revenues and costs under the PPA as though this event was a normal plant outage.

Corporate:

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.42 per common share for the quarter ending June 30, 2011 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.68 per common share on an annual basis.

•
Commencing with the dividends declared on April 28, 2011, common shares purchased with reinvested cash dividends under TransCanada’s Dividend Reinvestment and Share Purchase Plan (DRP) will no longer be satisfied with shares issued from Treasury at a discount but rather will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TransCanada’s common and preferred shares, and TransCanada PipeLines Limited’s preferred shares.

•
TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, and its continued access to capital markets. TransCanada will also continue to examine opportunities for portfolio management, including an ongoing role for TC PipeLines, LP in financing its capital program.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2011 first quarter financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments before opening the call to questions from analysts and members of the media.

Event:
TransCanada 2011 first quarter financial results teleconference and webcast

Date:
Friday, April 29, 2011

Time:
1 p.m. mountain daylight time (MDT) / 3 p.m. eastern daylight time (EDT)

How:
Analysts, members of the media and other interested parties are invited to participate by calling (866) 223-7781 or (416) 340-8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 6, 2011. Please call (800) 408-3053 or (905) 694-9451 (Toronto area) and enter pass code 5762531#.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules including anticipated construction and completion dates, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures
TransCanada uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Earnings Before Interest and Taxes (EBIT), Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, Comparable Income Taxes and Funds Generated from Operations in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow and is generally used to better measure performance and evaluate trends of individual assets. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends. EBIT is a measure of the Company’s earnings from ongoing operations and is generally used to better measure performance and evaluate trends within each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends.

Comparable Earnings, Comparable EBITDA, Comparable EBIT, Comparable Interest Expense, Comparable Interest Income and Other, and Comparable Income Taxes comprise Net Income Attributable to Common Shares, EBITDA, EBIT, Interest Expense, Interest Income and Other, and Income Taxes Expense, respectively, adjusted for specific items that are significant but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating these non-GAAP measures, some of which may recur. Specific items may include but are not limited to certain fair value adjustments relating to risk management activities, income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.

The table in the Non-GAAP Measures section of the Management’s Discussion and Analysis presents a reconciliation of these non-GAAP measures to Net Income Attributable to Common Shares. Comparable Earnings per Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the period.

Funds Generated from Operations comprise Net Cash Provided by Operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily be reflective of underlying operations in the same period. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the First Quarter 2011 Financial Highlights table in this news release.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920-7859 800.608.7859
Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522

First Quarter 2011 Financial Highlights

Operating Results

(unaudited)	Three months ended March 31
(millions of dollars)	2011	2010

Revenues	2,243	1,955

Comparable EBITDA(1)	1,225	1,001

Net Income Attributable to Controlling Interests	429	303

Net Income Attributable to Common Shares	415	296

Comparable Earnings(1)	425	328

Cash Flows
Funds generated from operations(1)	919	723
Decrease in operating working capital	90	109
Net cash provided by operations	1,009	832

Capital Expenditures	784	1,276

Common Share Statistics
	Three months ended March 31
(unaudited)	2011	2010

Net Income per Share - Basic	$0.59	$0.43

Comparable Earnings per Share(1)	$0.61	$0.48

Dividends Declared per Share	$0.42	$0.40

Basic Common Shares Outstanding (millions)
Average for the period	698	686
End of period	700	687

(1)	Refer to the Non-GAAP Measures section in this news release for further discussion of Comparable EBITDA, Comparable Earnings, Funds Generated from Operations and Comparable Earnings per Share.